Exhibit 12.1

NGL ENERGY PARTNERS LP AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS
(In thousands, except ratio amounts)

	Year Ended March 31,
	2017	2016	2015	2014	2013

EARNINGS (LOSS):
Income (loss) before income taxes	$145,813	$(187,464)	$46,571	$49,695	$50,065
Income before income taxes attributable to noncontrolling interests	(6,832)	(11,832)	(12,887)	(1,103)	(250)
Fixed charges	189,465	146,401	151,956	91,622	66,824
Total earnings (loss)	$328,446	$(52,895)	$185,640	$140,214	$116,639

FIXED CHARGES:
Interest expense	$150,478	$133,089	$110,123	$58,854	$32,994
(Gain) loss on early extinguishment of debt	(2,449)	(28,532)	—	—	5,769
Portion of rental expense estimated to relate to interest (1)	41,436	41,844	41,833	32,768	28,061
Fixed charges	$189,465	$146,401	$151,956	$91,622	$66,824

PREFERRED UNIT DISTRIBUTIONS	14,693	—	—	—	—
Combined fixed charges and preferred unit distributions	$204,158	$146,401	$151,956	$91,622	$66,824

Ratio of earnings to fixed charges (2)	1.73	—	1.22	1.53	1.75
Ratio of earnings to combined fixed charges and preferred unit distributions	1.61

(1)	Represents one-third of the total operating lease rental expense, which is that portion estimated to represent interest.

(2)	The ratio was less than 1:1 for the year ended March 31, 2016. NGL Energy Partners LP would have needed to generate an additional $199.3 million of earnings to achieve a ratio of 1:1.